ALPINE IMMUNE SCIENCES, INC.
188 East Blaine Street, Suite 200
Seattle, Washington 98102
May 5, 2023
VIA EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cindy Polynice
Re:    Alpine Immune Sciences, Inc.
Registration Statement on Form S-3
Filed April 28, 2023
File No. 333-271517
Acceleration Request
Requested Date: May 9, 2023
Requested Time: 4:00 p.m. (Eastern time),
            or as soon thereafter as practicable
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Immune Sciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-271517) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Bryan King at (206) 883-2535 or, in his absence, James Babikian at (206) 883-2511.

Very truly yours,
Alpine Immune Sciences, Inc.
/s/ Paul Rickey
Paul Rickey
Senior Vice President and
Chief Financial Officer
cc:    Mitchell H. Gold, M.D., Executive Chairman and Chief Executive Officer, Alpine Immune Sciences, Inc.
Bryan King, Wilson Sonsini Goodrich & Rosati, Professional Corporation
James Babikian, Wilson Sonsini Goodrich & Rosati, Professional Corporation